SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 22 October 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BANK OF IRELAND OBTAINS REGULATORY AND LEGAL APPROVAL FOR THE LAUNCH OF ITS NEW WHOLLY OWNED UK BANKING SUBSIDIARY WHICH IS FULLY AUTHORISED AND REGULATED BY THE FINANCIAL SERVICES AUTHORITY (FSA).
22 October 2010

Bank of Ireland announces today that the UK High Court of Justice has approved the Bank's proposal to transfer a substantial part of its UK banking business to a new, wholly owned UK subsidiary, Bank of Ireland (UK) plc (Bank of Ireland UK), regulated by the FSA.  This approval is subject only to the provision to the Court of the final details of loans to be transferred, on the 29th October, when the final Order in respect of the transfer will be made.

The establishment of Bank of Ireland UK has been fully authorised by the Financial Services Authority.  The transfer of selected UK businesses will take place on 1st November, 2010.  The main businesses that will transfer are our joint venture with the Post Office, Post Office Financial Services, the branch business in Northern Ireland and UK Business Banking.

The establishment of Bank of Ireland UK demonstrates our commitment to the UK market.  It will enable us to grow our business and continue to support our customers in the UK, including those of our highly successful joint venture with the Post Office, which has over two million customers.

As with other mainstream product providers in the UK, deposits with Bank of Ireland UK will be protected in accordance with the UK's Financial Services Compensation Scheme applicable to UK incorporated banks and building societies.

Further information about the transfer and Bank of Ireland UK can be found here:
http://www.bankofireland.com/about_us_new/about_the_group/worldwide_locations/General_Content_1000657.html

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  22 October, 2010